Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Richard Fifer

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Technical Report on Lomero Poyatos Mine

Vancouver, BC - July 11, 2011: Petaquilla Minerals Ltd. (“Petaquilla” or the "Company") is pleased to announce the completion and filing of a National Instrument 43-101 (“NI 43-101”) compliant Technical Report in respect of the Lomero Poyatos mine in Andalusia, Spain. The complete technical report is available under the Company’s profile on both the SEDAR and EDGAR filing systems.

The Lomero Poyatos mine is presently held by Iberian Resources Corp. (“Iberian”), with which the Company has entered into a definitive agreement (the “Amalgamation Agreement”) relating to the three-cornered amalgamation between the Company, Iberian and Petaquilla’s wholly-owned subsidiary Petaquilla Holdings Ltd. (“PTQ Newco”) (the “Proposed Transaction”). Pursuant to the Amalgamation Agreement, Iberian and PTQ Newco will amalgamate and continue as a wholly-owned subsidiary of the Company.

As mentioned in the Company’s news release of June 27, 2011, the Amalgamation Agreement was approved by the boards of each of the Company, Iberian and PTQ Newco and the shareholders of Iberian have unanimously approved the amalgamation by way of a consent resolution. The Company’s shareholders will soon be provided with full details of the Proposed Transaction in a management proxy circular and will be asked to vote at an upcoming Special Meeting of Shareholders.

Lomero Poyatos Mine

Behre Dolbear International Limited (“Behre Dolbear”) was commissioned to review the Lomero Poyatos Mine project in southwest Spain and to prepare this report in connection with the aforementioned transaction.

Lomero-Poyatos is a poly-metallic, massive-sulphide deposit that is located on the northern limb of the San Telmo anticline, which is an east-west trending fold structure adjacent to a major thrust fault. The deposit has an east-northeast strike and dips to the north. At the surface, there are two separate orebodies – Lomero (east) and Poyatos (west) – that combine at depth to form a single deposit 900 metres in strike length. The average thickness of massive sulphide, based on drill-hole intersections, is about 7.5 metres, although the maximum thickness of massive sulphide exceeds 20 metres. The mineralization is known to extend at least 500 metres down dip.

Recent (April 2011) work carried out at the University of Madrid showed that the deposit contains at least three different ore types as follows:

  Cupriferous Ore typically assaying 1.0% to 1.5% copper (Cu) with gold credits but with no lead (Pb), zinc (Zn) or silver (Ag);

  Arsenic/Pyrite Ore containing gold credits only; and

  Massive sulphide Ore containing all three base-metals, with silver associated with lead and gold associated with sulphides, and some free gold.

The Lomero Poyatos mine previously produced about 2.6 metric tones of pyrite ore, mostly by underground mining methods. The Lomero Poyatos deposit is at the exploration stage and the mineral resource estimate is based on historical data and relatively wide-spaced drilling. Therefore, the mineral resource is categorized as an Inferred Mineral Resource.

Mineral Resource Estimate

The approximate size of the Lomero Poyatos deposit, based mainly on historical drill-hole data, has been estimated by three independent consultants in the past nine years. The results are summarized below as two separate scenarios, namely open-pit and underground.

Open-pit Scenario:

  SRK (2002) Inferred Mineral Resource: at a €50 value cut-off = 20.6 Mt at 3.1 g/t Au, 69.9 g/t Ag, 3.3% Zn, 1.2% Cu, 1.2% Pb. Containing 2.1 Moz Au.

  Gemcon (2010) Inferred Mineral Resource: at 1 g/t Au cut-off grade = 20.9 Mt at 3.08 g/t Au, 62.38 g/t Ag, 2.5% Zn, 0.7% Cu, 0.7% Pb. Containing 2.07 Moz Au.

Underground Scenario:

  SRK (2002) Indicated Mineral Resource: at a €70 value cut-off = 1.85 Mt at 3.4 g/t Au, 52 g/t Ag, 0.8% Cu, 1.4% Pb, 2.3% Zn. Containing 0.203 Moz Au.

  WAI (2006) Indicated Mineral Resource: at 1.5g/t Au cut-off = 3.71Mt at 3.26 g/t Au, 27.9 g/t Ag, 0.87% Cu, 1.16% Pb, 1.57% Zn. Containing 0.39 Moz Au.

  Gemcon (2011) Inferred Mineral Resource: at 1 g/t Au cut-off grade = 6.07 Mt at 4.25 g/t Au, 88.74 g/t Ag. Containing 0.83 Moz Au.

Recommendations

As a consequence of the mineral diversity, the geological and mineralogical domains need to be defined so as to provide separate tonnage and grade estimates for each of the ore types. Representative metallurgical samples need to be extracted from each of these ore type domains for metallurgical testing. In addition, further validation of the nature and distribution of the gold, silver, copper, lead and zinc mineralization is required, in order that the Inferred Mineral Resources can be upgraded.

The NI 43-101 Technical Report recommends that additional drilling (totalling 40,000 metres) be carried out, including some duplicate drill-holes, twinning selected surveyed historical holes, in order to cross-correlate the historical data with confirmatory data and some additional drill-holes to better define the physical extent of the solid at depth and along strike.

It is proposed to achieve this in two stages: as a stage 1 drilling programme and scoping study and a stage 2 pre-feasibility study with further drilling and test-work.

Qualified Person

Richard James Fletcher, of Behre Dolbear, is a “qualified person” as defined in NI 43-101 and accepts responsibility for all sections of the technical report. Behre Dolbear affirms that Mr. Fletcher:

  is a Fellow of the Australasian Institute of Mining and Metallurgy; and

  has more than 40 years experience in the estimation, assessment and evaluation of mineral resources and ore reserves that is relevant to the styles of mineralization and the types of deposits under consideration.

About Petaquilla Minerals Ltd. Petaquilla is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company's 100% owned 842 square kilometre concession lands, a region known historically for gold content.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding the Proposed Transaction, the estimation of mineral resource estimate and the realization of mineral resource estimate, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla’s control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements including that the Proposed Transaction may not be completed for any reason. Such forward-looking statements are based on numerous assumptions regarding successful completion of the Proposed Transaction, Petaquilla’s present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
Director and Chairman of the Board

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.